SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Longhai Steel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

54304R 10 0

(CUSIP Number)

Merry Success Limited
P.O Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 54304R 10 0
1	Name of Reporting Person

Merry Success Limited
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

British Virgin Islands
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		5,100,330
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		5,100,330
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,100,330
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

51%*
14	Type of Reporting Person

CO

* Based on 10,000,000 shares of common stock issued and outstanding as of the date of this report.

CUSIP No. 54304R 10 0
1	Name of Reporting Person

Chaojun Wang
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

People’s Republic of China
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		5,100,330*
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		5,100,330*
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,100,330*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

51%**
14	Type of Reporting Person

IN

* The 5,100,330 shares are held directly by Merry Success Limited. Chaojun Wang serves as the Chief Executive Officer and a director of Merry Success Limited, has the right to exercise options to purchase up to 100% of the shares of Merry Success Limited and has the power to block any change in the structure of Merry Success Limited and the issuance of any new shares of Merry Success Limited. Chaojun Wang may be deemed the ultimate beneficial owner of the Company’s Common Stock held by Merry Success Limited by virtue of his blocking power and his right to exercise options in the ownership of Merry Success Limited.

** Based on 10,000,000 shares of common stock issued and outstanding as of the date of this report.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”), of Longhai Steel, Inc., a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is No. 1 Jingguang Road, Neiqiu County Xingtai City, Hebei Province, China 054000.

Item 2.  Identity & Background

(a)
The persons filing this Statement are Mr. Chaojun Wang, a natural person; and Merry Success Limited, a British Virgin Islands limited company (“Merry Success,” and together with Mr. Wang, the “Reporting Persons”).

(b)
The business address of Mr. Wang is No. 1 Jingguang Road, Neiqiu County Xingtai City, Hebei Province, China 054000.

Merry Success’ principal office is located at P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola British Virgin Islands.

(c)
The principal occupation of Mr. Wang is serving as the Chief Executive Officer and Director of the Company.

Merry Success is a holding company and its principal business is to hold, transact or otherwise deal in the securities of Company.

The name, present principal occupation, citizenship (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Merry Success is set forth below.

Chaojun Wang	Chief Executive Officer and Director	Mr. Wang is the Chief Executive officer and a Director of the Company. Mr. Wang is a citizen of the People’s Republic of China.

(d)	During the past five years, Mr. Wang has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Mr. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wang is a citizen of the People’s Republic of China.

Item 3.      Source and Amount of Funds or Other Consideration.

Merry Success received the securities covered by this statement pursuant to that certain Share Exchange Agreement, dated March 26, 2010, by and among Action Industries, Inc. (the former name of the Company), Kalington Limited, Goodwin Ventures, Inc., Xingtai Longhai Wire Co. Ltd, and the shareholders of Kalington Limited (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the capital stock of Kalington Limited held by Merry Success was exchanged for 10,000 shares of the Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) of the Company. The 5,178 shares of the Company’s Series A Preferred Stock held by Merry Success were subsequently converted into 5,100,330 shares of the Company’s Common Stock on July 16, 2010.

Mr. Wang, by virtue of his position as a Director of Merry Success, his blocking power and his right to exercise options in the ownership of Merry Success, may be deemed indirect beneficial owners of the shares held by Merry Success.

Item 4.      Purpose of Transaction.

The Reporting Persons acquired the Company’s common stock pursuant to the Share Exchange Agreement as described in Items 3 and 4 above.

Mr. Wang serves as the Chief Executive Officer and as a director of the Company. As such, Mr. Wang may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except to the extent set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.      Interest in Securities of the Company.

(a)
As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 5,100,330 shares of Company Common Stock. The aggregate shares held by the Reporting Persons represent approximately 51% of the Company Common Stock outstanding as of the date of this Amendment.

The Reporting Persons do not own any other securities of the Company.

(b)
Mr. Wang, as the Chief Executive officer and a director of Merry Success and as the ultimate beneficiary of the Company’s Common Stock held directly by Merry Success, shares the power to vote and to dispose of the 5,100,330 shares of Company’s Common Stock.

(c)	Other than the transactions described Items 3 and 4 above, the Reporting Persons have not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

99.1
Share Exchange Agreement, dated March 26, 2010, by and among Action Industries, Inc. (the former name of the Company), Kalington Limited, Goodwin Ventures, Inc., Xingtai Longhai Wire Co. Ltd, and the shareholders of Kalington Limited, (attached as an exhibit to the Company’s current report on Form 8-K filed on March 26, 2010).

99.2	Joint Filing Agreement between Mr. Wang and Merry Success Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2010

Merry Success Limited

By:	/s/ Chaojun Wang
Name: Chaojun Wang
Title: Director

/s/ Chaojun Wang
Chaojun Wang